Exhibit 99.1

Stevanato Group S.p.A.

"First Quarter 2024 Earnings Call"

Thursday, May 9, 2024, 14:30 PM CET

Moderators:	Franco Stevanato, Executive Chairman
Franco Moro, Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Senior Vice President Investor Relations

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome and thank you for joining the Stevanato Group First Quarter 2024 Earnings Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice president, Investor Relations. Please go ahead, madam.

Lisa Miles:

Good morning, and thanks for joining us. With me today is Franco Stevanato, Executive Chairman, Franco Moro, CEO and Marco Dal Lago, CFO. You can find a presentation to accompany today's results on the Investor Relations page of our website, which can be found under the financial results tab.

As a reminder, some statements being made today will be forward-looking in nature and are only predictions. Actual events and results may differ materially as a result of the risks we face, including those discussed in Item 3D entitled Risk Factors in the company's most recent annual report on Form 20-F, filed with the Securities and Exchange Commission on March 07, 2024. Please take a moment to read our safe harbor statements included in the front of the presentation and also in today's press release. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Today's presentation may contain non-GAAP financial information. Management uses this information in its internal analyses of results, and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results, and providing meaningful period-to-period comparisons. For a reconciliation of the non-GAAP measures, please see the company's most recent earnings press release.

And with that, I will hand the call to Franco Stevanato for opening remarks.

Franco Stevanato:

Thank you, Lisa, and thanks for joining us. Today, we will review our first quarter performance, address our guidance change, and provide an update on our markets and the dynamics we are seeing today. While first quarter results did not meet our expectations, the fundamentals of our business have not changed, and the demand landscape remains robust. We are tackling 2 challenges today, and our #1 priority is execution.

First, the impact from the industry-wide temporary destocking was more pronounced than previously expected, especially in the more accretive EZ-fill® vials. Customers are still working down excess inventories that were stockpiled during the pandemic. This has resulted in a temporary softening in demand for both bulk and ready-to-use vials. But, we believe once the market rebounds that vials will return to normalized market growth rates.

Second, in the Engineering business, we enjoyed a period of record orders in the second half of 2022. This large volume of work and long lead times for components put stress on our organization last year. But, while external factors played a role, our execution simply could have been better. We've taken many actions over the last year. And we believe these steps will help us achieve a more optimized operational structure to maximize efficiencies to secure the success of projects going forward.

I would like to take a moment to address our updated guidance. The temporary destocking is the main factor in our guidance change. Our updated guidance also assumes a recent postponement of expected orders for high-value solutions for a large customer that were forecasted to be shipped in 2024. This was due to a change in the customer's commercialization timeframes. But nevertheless, we have removed the forecasted orders from our guidance. Despite these factors, we remain confident about our long-term prospects, and we remain on the right path to achieve our near-term targets in 2027.

Our unique value proposition of integrated offerings ideally positions Stevanato Group to capitalize on favorable secular tailwinds such as aging populations with more complex health conditions; pharma innovation, particularly in sensitive biologics; and the trend towards the self-administration of medicines.

We operate in growing end markets, and we are well positioned in the fastest growing biologics segment. We believe we have a leading presence in GLP1s, underpinned by a long-term commercial contracts, and we see many opportunities primarily in biologics over the next several years.

Above all, our global footprint, differentiated product portfolio and integrated end-to-end solutions offer customers a unique value proposition. This provides us with sustainable competitive advantages.

I will now hand the call over to Marco.

Marco Dal Lago:	Thanks, Franco. Before I begin, I want to clarify that all comparisons refer to the first quarter of 2023, unless otherwise specified.

Starting on Page 7, for the first quarter of 2024, revenue decreased 1%, (and 40 basis points on a constant currency basis), to €236 million. The Biopharmaceutical and Diagnostic Solutions Segment grew 2%, which partially offset the expected decline in the Engineering Segment. The revenue decrease in the first quarter was mainly driven by lower revenue related to glass vials in the BDS Segment due to the industry-wide destocking, which we believe is transitory.

Our product diversity helped expand our mix of high-value solutions, which represented 37% of total revenue in the first quarter. However, the product mix within high-value solutions was less accretive compared with the same period last year, mainly due to lower volumes from EZ-fill® vials.

For the first quarter of 2024, the lower revenue from EZ-fill® vials was the largest factor in the gross profit margin decrease to 26.4%. In addition, the underutilization on vial lines, lower gross profit from the Engineering Segment, temporary inefficiencies in our new manufacturing plants, and higher depreciation also impacted gross profit margin, but to a much lesser extent.

Lastly, the prior-year period also benefitted from government grants that helped offset the spike in the utility costs that did not repeat in the first quarter of 2024. This led to an operating profit margin of 10.7%. And on an adjusted basis, operating profit margin was 12.3%.

For the first quarter of 2024, net profit totaled €18.8 million, and diluted earnings per share were €0.07. On an adjusted basis, net profit was €21.5 million, and adjusted diluted earnings per share were €0.08. Adjusted EBITDA was €50.6 million, and adjusted EBITDA margin was 21.4%.

Moving to segment results on Page 8, for the first quarter of 2024, revenue from the BDS Segment increased 2% to €198.9 million. Segment growth was impeded by the industry-wide vial destocking. And in the first quarter of 2024, revenue from vials decreased 43%. This was offset by strong growth in syringes and other product categories. High-value solutions grew 15% to €88 million in the first quarter, while revenue from other containment and delivery solutions decreased 7% to €111 million.

For the first quarter of 2024, the change in product mix due to the lower revenue from EZ-fill® vials had the most profound impact on gross profit margin of 27.1%. Gross profit margin was also tempered by the underutilization of vial lines and associated labor costs, the temporary inefficiencies from start-up, higher depreciation, and government grants that did not repeat in 2024. As a result, operating profit margin for the BDS Segment decreased to 14.1%.

For the first quarter of 2024, revenue from the Engineering Segment decreased 13% to €37.1 million due to lower sales from pharmaceutical visual inspection and assembly and packaging lines.

As previously discussed, our main priority in 2024 is executing the large volume of work in progress and shortening our lead times. We have hired additional labor resources to support these efforts, along with other important long-term projects in the pipeline.

In the first quarter of 2024, gross profit margin from the Engineering Segment decreased to 17.3% due to lower marginality from certain projects in process. This led to an operating profit margin of 6.7% in the quarter.

Please turn to the next slide for a review of balance sheet and cash flow items. In March, we closed our follow-on offering and raised net proceeds of €170.5 million. The proceeds will be used for our capital investment projects, working capital needs and general corporate purposes to ensure an appropriate level of operating and strategic flexibility.

With the cash infusion from the offering, we ended the quarter with cash and cash equivalents of €186.3 million and net debt of €186.9 million. We believe our cash on hand gives us adequate liquidity to fund our strategic priorities.

As expected, capital expenditures for the first quarter of 2024 totaled €71.9 million, with approximately 88% tied to growth investments to advance our ongoing capacity expansion for high-value solutions. We continue to carefully manage trade working capital to support the growth of our business.

In the first quarter, we benefited from strong collections of receivables, which drove cash generation. But as expected, our inventory levels increased in the first quarter, mainly due to the establishment of baseline inventories in our new plants, which includes products that are expected to be delivered to customers in the future quarters.

In the first quarter of 2024, net cash from operating activities totaled €71.6 million. Cash used in the purchase of property, plant and equipment, and intangible assets was €102.7 million. This drove negative free cash flow of €30.6 million in the first quarter.

Lastly, we are updating our full year 2024 guidance on Page 10. As Franco mentioned, the combination of temporary soft vial demand and the postponement of a large customer order are the main reasons for taking a more cautious approach to our 2024 guidance. Our guidance now assumes a more gradual recovery in vials. We currently expect that vial orders will increase at the end of 2024 and into early 2025, with bulk vials expected to recover first.

While our recent public offering had limited impact on dilution in the first quarter, our updated guidance includes the increase in weighted average shares outstanding. For fiscal 2024, we now expect revenue in the range of €1,125 million to €1,155 million. Adjusted EBITDA in the range of €277.9 million to €292.2 million; and adjusted diluted EPS in the range of €0.51 to €0.55.

Thank you. I will hand the call to Franco Moro.

Franco Moro:

Thank you, Marco. Starting on Slide 12. Over the last several weeks, we have spent a lot of time with our customers as they continue to manage excess vial inventories. As Marco noted, we now anticipate a slower recovery in vials, particularly EZ-fill® vials, which will unfavorably impact our mix of high value solutions in 2024. It's important to remember that ready-to-use vials are currently a small portion of the market, and the vast majority of vials are in bulk configurations.

We are the market leader in ready-to-use vials, and the temporary imbalance of supply and demand is having a pronounced impact for us given our significant position in the market, coupled with the low volumes in the market today.

In the near-term, we are carefully managing costs, and we've taken many actions on the labor side including redeploying vial production staff, and improving efficiencies on maintenance activities while some vial lines are idle. At the same time, we expect to retain most of the staff who work on our vial production lines, despite the temporary underutilization.

We believe this approach best positions us to be prepared for the recovery, especially considering the time it takes to recruit, hire, and train new staff to achieve full productivity. We believe it's the right thing to do for our business, and we do not want to take short-term actions that might compromise our future growth.

Turning to the Engineering Segment. The actions that we initiated last year are just starting to yield operational improvements in the business. The combination of additional resources, ongoing optimization of our industrial footprint, and streamlining internal processes are helping to improve the overall health of the business. These actions are ongoing, but improvements will take time, we expect that in the long run they will drive operational efficiencies and shorten lead times, which in turn, will benefit the segment's margins.

Longer-term, we believe the demand landscape in Engineering remains favorable. For example, the self-administration of medicine is a growing trend. Especially given the popularity of GLP1s, as patients become more comfortable with drug delivery devices, like pen injectors and auto injectors. This trend is generating customer demand for our assembly and packaging lines, and we are supporting many customers as they rapidly expand their device programs.

Let's turn to Page 13 for a brief update of our expansion projects. In Fishers, we remain on track to begin commercial production in the second half of 2024. Customer-related validation activities are in full swing and will continue into 2026, as planned. In the meantime, we expect to deliver and install several more manufacturing lines in the coming months.

Following the completion of our performance qualifications, customer validations will begin on these new lines. In addition, we are set to begin the build-out of our contract manufacturing capabilities in Fishers, related to a drug delivery platform for multiple biologic indications for a large customer. Commercial activities related to this new CMO work are expected to begin in 2026.

In Latina, ramp up activities are ongoing as we continue installing and validating new lines into 2026. Commercial production launched last year, and revenue is expected to grow over the next several years.

I'll hand the call back to Franco Stevanato for closing remarks.

Franco Stevanato:

Thank you, Franco. In closing, Stevanato Group has cemented its leadership position as a mission-critical partner in the pharmaceutical supply chain. We have experienced significant growth and we have been building the organization to support our long-term objectives. Our #1 priority in 2024 is execution.

We are laser-focused on ramping up our new capacity to meet rising customer demand for high-value solutions, such as our Nexa syringes and EZ-fill® cartridges. We are also strengthening our processes and driving efficiencies across our global operations to best manage our future growth.

These are exciting times. We offer a unique value proposition of integrated solutions and differentiated products that resonate with customers. We operate in attractive end markets with long secular tailwinds. These factors favorably position us to drive durable organic growth, expand margins and deliver long-term shareholder value. Operator, let's open it up for questions.

Q&A

Operator:

Thank you. This is the conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone. To remove yourself from the question queue, please press "*" and "2." Please pick up the receiver when asking questions. Anyone who has a question may press "*" and "1" at this time. We kindly ask you to limit to one question and one follow-up only and join the queue again for any further questions.

The first question is from Michael Ryskin with Bank of America. Please go ahead.

Michael Ryskin:

Great. Thanks for taking the question. I want to dig in first on the inventory comments, obviously. I mean, it's something that's been going on in the industry for a number of months now. I wouldn't say it's exactly a surprise, but can you give us a little bit more color on what changes you went through the quarter? I mean, if you look back to where you were in March versus where you are now. In early March, when your reported 4Q and initially guided for the year, you provided some color on destocking, but clearly, you underestimated the problem. So is it something that changed during the quarter? Is this something where you got better visibility in customers? And I will tack on the follow on immediately after that as, you know, the new outlook that you are giving. What gives you confidence that destocking will fade as you go through the year? You know, is there any level of conversations you can share with customers or anything like that the point to the improved timelines? Thanks.

Lisa Miles:

Thanks Mike. Just to make sure we've captured all of your questions. First on what's changed since our last earnings call on destocking. And secondly, the confidence in the fact that destocking will continue to fade and we will see that recovery later in the year on the new outlook. So I am going to hand that over to Franco Stevanato to begin.

Franco Stevanato:

Yes, thank you. So the pandemic presented extraordinary challenge across our industry. We are still on the path to normalization, but the market is still choppy today. First, the impact from destocking was simply more pronounced than previously expected. Frankly, the pandemic created a fast acceleration of vial demand as customers stockpiled inventory. We previously anticipated a slower path to normalization, but instead we experienced a more rapid decline in vial demand due to excess inventory. In this context, customers and us by consequence face challenges in anticipating and predicting the right timing and intensity of the fade out. This caught us partially off-guard, this at the game is a temporary dynamic that is impacting 2024. Once completely over, we anticipate a return to pre-pandemic market growth rates. This includes low single-digit for vial bulk and double-digit for EZ-fill® vial.

Lisa Miles:	Next follow-up is the confidence we see in the fading of the destocking throughout the year.

Marco Dal Lago:

Yes, during this year, as said by Franco, we see more difficult conditions than previously anticipated. We don't see during this year any increase in the following quarters with respect of vials and EZ-fill® vials. As mentioned during the commentary, we now expect that orders will start increasing toward the end of the year with vials bulk starting first and immediately after EZ-fill® vials. We mentioned also the fact that, you know, we went down 43% year-over-year in vials and as you said, this headwind is stronger than what we anticipate. We expected a lower reduction in vials but matter of fact this is what we can see today and this is the main difference compared to 2 months ago.

Franco Stevanato:

Correct. If you can further implement, Michael, we have a very close intense relationship with our customers in particular for the supply chain, what is related to research and development and engineering department. From one hand in 2024, we see the customer is looking really to bring the inventory back to the regional scenario that was pre-pandemic. In parallel, we are starting to see more and more our big customers looking to renew our long-term contracts for vials starting from 2025. This is a reason why we are going to see this temporary destocking that was more pronounced as previously expected is going to be closed at the end of 2024.

Michael Ryskin:	Okay. Thanks.

Operator:	The next question is from Paul Knight with KeyBanc. Please go ahead.

Paul Knight:

Hi, thank you for your time. First question is, I would expect a Novo or Catalent site to expand quite a bit. Would you be involved in that because you are so nearby in Latina in terms of having historically been a provider for that site in that region?

Franco Moro:

Yes, Paul. Thanks for question. Obviously, we can repeat that our CAPEX this season and plans are not related to a single customer that we are addressing mostly the biologics space where there is good growth for…because of the success of some treatment. We cannot comment obviously in terms of any relationship we have with single customers, but we can confirm also that the view about the utilization of our new investment is very clear and our capacity is almost taken for very precise ideas.

In term of the investment, it will give us the possibility to have more high-value solutions both in syringes and even important the growth in the EZ-fill® cartridges that is much more than expected at the time of our IPO to be candid.

Paul Knight:

Yes. And then the single customer delay, is it a delay in clinical trial success. Is this a delay in their other CAPEX they are adding? Could you give a little color on what's behind this so one customer delay?

Franco Moro:

As for our understanding it is a change in their planning for the commercialization of some drugs in the biological space that we are involved in with our high-value solutions. We are not talking about any cancellation of committed orders. We are just talking about changing of forecast mostly in timing. So we expect to have some news in the near future with the customer. We continue to monitor the situation. In the meantime, obviously, we will have time to back fill the capacity to expand our business following other opportunities.

Paul Knight:	Can I squeeze in the last one? What's your capacity utilization rate right now, Franco?

Franco Moro:

It strongly depends of product line by product line, obviously it's clear that is not the best in vials, but we are under pressure to continue to serve our customers with syringes, with the most innovative solution we are bringing to the market. So the rate of utilization is in the good or beyond the good standards that we expect.

Paul Knight:	Thanks.

Operator:	The next question is from Patrick Donnelly with Citi. Please go ahead.

Patrick Donnelly:

Hey guys, thanks for taking the question. Maybe just a follow-up on that large customer postponement, you know, can you talk about, I guess, the visibility into this order? Is there any chance that materializes this year? It doesn't sound like it. And if not, does that show up next year? Could that actually lead to 25 growth above trend? Just how do you think about that order and when it shows up and what it means to numbers?

Franco Moro:

As we put and embed in our guidance, we don't expect a recovery…significant recovery for the same volume this year. We are talking about high value solutions, mostly syringes. So we expect to follow the trend of growth in this space, not only because of this single opportunity, but for many others. The time to react in this specific case is also impacted by the longer lead time to start a different production because of we have to order the proper components that the…proper tubing, and then to plan the production, execute production, including the final sterilization. So it's a matter of time more than of the visibility opportunity. Timing and execution cannot allow us to react in a very, very short time.

Patrick Donnelly:

Congrats, that's helpful. And then Marco, maybe just in terms of the cadence of the year. Can you help us think about 2Q, what that looks like, and just trying to figure out that 2H ramp and how to get comfortable with it so again if there's any way you can kind of frame up the 2Q numbers. It would be certainly helpful?

Marco Dal Lago:

Yes, we expect revenue will increase incrementally quarter-by-quarter throughout the year. We still anticipate the second half of 2024, will be stronger than the first half, because the challenges that we mentioned today, we expect will persist in the second quarter. We still anticipate the second quarter will be largely in line with the prior year, so growing compared to Q1, but still not growing compared to the prior year, largely in line. And for the year, we expect for the BDS segment, we expect a mid-single-digit to high-single-digit growth, driven by syringes that are still very strong. In first quarter, we have been able to offset the 43% drop in vials with syringes that are growing in line with our expectations. And our model now assumes a mid-single-digit decline in the engineering business for the year. So this is the kind of color we can provide today that is based on the visibility we have, and based also in the fact that we are installing more capacity in syringes throughout the year.

Patrick Donnelly:	That's helpful. I appreciate it.

Operator:	The next question is from Matt Larew with William Blair. Please go ahead.

Samuel Martin:

Hi, Sam Martin on for William Blair, on behalf of Matt Larew. So, when I think about the large customer delaying in order. Is there any way you somewhat kind of, quantify the impact that had on the reduction to the guide. And then when we think about destocking, accelerating, or really even spreading to EZ-fill® vials. Can you speak about when you first noticed that? You know, you held your Q1 call, I think, in early March? And then or earlier mid-March and then can you speak to really when you noticed the…it's spreading to EZ-fill® …EZ-fill® vials are accelerating, you know, past your expectations?

Marco Dal Lago:

Yes, our guidance is assuming now a gap compared to prior guidance of approximately €55 million. About the gap, about 65% of the gap is related to vials with more pronounced gap on EZ-fill® vials in this period of time. The remaining 25% is associated to the large order, we were mentioning, and 10% is related to engineering. So, this is the breakdown of the delta. We assume today based on, again, the visibility we have and the change in guidance is for those 3 reasons.

Lisa Miles:	And, Sam, I apologize. Can you please repeat your second….the second part of your question, we missed that.

Samuel Martin:

No…oh sorry…just really when I think about kind of when you first noticed destocking of vials accelerating to EZ-fill. When did you really notice that? Was it late March? Was it over the course of April? Just kind of when did it first start become apparent that destocking was going to be worse and more pronounced than you thought?

Marco Dal Lago:

Basically, 2 months ago, we were assuming a situation similar to Q4 and beginning of the year. In reality, in Q1, revenues and orders went down more than our expectation. And we don't have today clear signal of a different situation in the following quarters throughout the year. So we are taking an approach with vials in line with the new situation, new compared to Q4 and compared to the beginning of the year. To give you even more color, we went down quite significantly in 2023 in vials. We did not expect such a strong headwind to further decline the level of market demand in 2024. That is what we are now putting our guidance for the rest of the year.

Samuel Martin:	Thank you. That's helpful.

Operator:	The next question is from Tucker Remmers with Jefferies. Please go ahead.

Rummers Tucker:	Hello, can you guys hear me alright?

Lisa Miles:	Hi, Tucker. Yes, we can hear well. Thank you so much.

Rummers Tucker:

Great. Thank you for taking my questions. The first kind of the question I had was on the margin impacts. Can you kind of divide between the mix of lower absorption, [indiscernible] that seems like we had benefit to mix but we did really see that. So if you can kind of breakdown just the mix and absorption pieces in the margin?

Marco Dal Lago:

So, of course, I start with the mix. First of all, it's good we are shifting syringes more and more towards high value products. This is the main driver for increasing the share of high value products. Within high value products, on the other side we are as you know, we are the market leader in ready to use vials, and this is a very accretive product for us. And the sharp decline in EZ-fill® vials is what impacted the most the margin. So a mixed effect within the mix of high-value products.

Second reason is, as mentioned, the under-utilization we have in bulk vials lines mainly, because this is where we have more quantity and fixed costs compared with the other lines. And so the impact has been significant also there. In first quarter, we had higher depreciation, as you can see from the number in the range of 150 basis points more. So, the combination of these factors in [technical difficulty] the mix shift toward high-value products in general.

Rummers Tucker:	Got you. Thank you. And if I can get one more in. So, what were the temporary inefficiencies in Italy in particular, but kind of in both Fishers in Italy?

Franco Stevanato:	Yes, it's more in Italy, of course, because today, the most important factory for EZ-fill® is still in Italy, obviously Fishers, we are in a ramped up phase. But yes, the short answer is, yes.

Rummers Tucker:	Alright. Yes. Thank you. That's all for me

Operator:	The next question is from Larry Solow with CJS Securities. Please go ahead.

Will:

Hey. This is Will on for Larry Solow. I understand today's revision is related to a temporary slowdown in the market and widespread inventory destocking. But can you update us on the competitive environment and ready-to-use products?

Franco Moro:

Yes, in terms of…I start answering from vials. We maintain our leadership position in ready-to-use vials. Our view about expansion of capacity in ready-to-use vials in the mid-long run is unchanged. Obviously, it takes time because we are talking about the conversion of a market from bulk configuration to ready-to-use configuration. So, it's much more important for us to look at the mid-long run than to a single quarter or a single-year volume. But the outlook on the adoption of the ready-to-use configuration, not only vials, but also in cartridges, as I mentioned before, is more important…very important for us.

Will:

Alright. Great. And then, just one more, there's a lot of talk of tightening regulations on drug packaging quality and adoption of high-value solutions and services for not only new drugs but conversion on older legacy pharmaceuticals? Have you seen increased customer interest on this front?

Franco Moro:

Yes, sure. There is some regulation that are becoming stricter-and-stricter. I can mention Annex 1 that is pushing customers to adopt more stricter rules about particle contamination. And ready-to-use vials and cartridges are the right answer to these needs in the current configuration even more when we will have the commercial volume for the new generation of distinct products. So it's one of the most important drivers for the adoption for sure that is on top of the other benefits we deliver to customers of total cost of ownership reduction and flexibility that is something that is very important for our customer.

Lisa Miles:

And just to add one comment on that, as we discussed during Capital Markets Day, we are seeing this adoption and we can see it in the infrastructure and the industry, particularly as it relates to fill and finish lines capable of processing ready-to-use containers. So we see that as an important leading indicator as well as Annex 1 that will further enable that adoption as we move forward.

Will:	Alright, thank you.

Operator:	The next question is from Curtis Moiles with BNP Paribas Exane. Please go ahead.

Curtis Moiles:

Yes, thank you for taking my questions. So you and the BDS segment had commented that you're seeing strong demand for syringes. I just wanted to check, can you give a little bit of color around the demand that you're seeing for the cartridges as well?

Franco Moro:

You know, that we are the market leader in cartridges since many years and cartridges are the containment solution for pen injectors. So the growth of, generally speaking, the self-administration, and even more, the expected growth in pen injectors is driving volume for the future. In this space, the adoption of higher quality standards and the protection of quality that is more pronounced when they use ready-to-use configurations is accelerating the demand of such containment solution in the market. So our CAPEX is really in line with these trends, and we expect to take opportunities mostly in biologics, because of the quality of our containment solution and because of our ability to serve them in ready-to-use configuration. That is also linked to the positive impact in the business we have from the same trends in engineering for our assembly lines and visual inspection systems.

Curtis Moiles:

Thank you. And if I could just add another one on the engineering segment. You had previously mentioned that there were long lead times for electronic components. I'm just curious, have you seen any improvement there or do you have a timeline of when that will be kind of normalized? Thank you.

Franco Moro:

The comments of Franco before were mostly related to what happened in 2022. Now the situation is much more normalized in terms of reliability of the supply. There are still lead times that are longer than 5 years ago. What is now needed to be ordered 2 months in advance a few years ago was off the shelf supply. But now we adjusted our planning to the new situation. And so, we are dealing with the tail of what happened one year ago or more.

Curtis Moiles:	Super. Thank you.

Operator:

For any further questions, please press "*" and "1" on your telephone. Once again, if you wish to ask a question, please press "*" and "1" on your telephone. Ms. Miles. Gentlemen, there are no more questions registered at this time. Floor is back to management for any closing remarks.

Lisa Miles:	Thank you. Franco Stevanato will add some closing remarks.

Franco Stevanato:

Thank you, Lisa. So, despite this near-term headwind that we are facing in 2024 for vials, that is more pronounced than what was expected, what is…for me, it is extremely important to reassure all of you that our strategy is extremely solid. We are confident in our future. We are so proud and honored to invest in this new Greenfield plants because we are behind big customer programs, in particular for syringes, Nexa, EZ-fill® cartridges. And we are today laser focused to execute and nothing changed on our strategy to deliver to our customer's high-value solution programs for them. So today the organization in a humble approach is going to more and more reinforce attention on execution and efficiency in order to deliver what we presented during the Capital Markets Day in New York. Thank you.